[redacted]

12027798

ORIGINAL



## [redacted]CURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

---

## FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

**Commission file number: 000—18392**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**Ameriana 401(k) Plan**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**Ameriana Bancorp**
**2118 Bundy Avenue**
**New Castle, Indiana 47362-1048**

## REQUIRED INFORMATION

1. Financial Statements.

2. Supplementary Information.

   Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2011

3. Exhibits.

   Exhibit 23: Consent of Independent Registered Public Accounting Firm.

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

# FINANCIAL STATEMENTS

# Ameriana 401(k) Plan

EIN 35-0377080 PN 001

Accountants' Report and Financial Statements

December 31, 2011 and 2010

# Ameriana 401(k) Plan
## December 31, 2011 and 2010

## Contents

BKD LLP
CPAs & Advisors

201 N. Illinois Street, Suite 700
P.O. Box 44998
Indianapolis, IN 46244-0998
317.383.4000 Fax 317.383.4200 www.bkd.com

# Report of Independent Registered Public Accounting Firm

Plan Administrator and Audit Committee
Ameriana 401(k) Plan
New Castle, Indiana

We have audited the accompanying statements of net assets available for benefits of Ameriana 401(k) Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ameriana 401(k) Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the *Employee Retirement Income Security Act of 1974*. The supplemental information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

**BKD, LLP**

Indianapolis, Indiana
June 27, 2012

Federal Employer Identification Number: 44-0160260

# Ameriana 401(k) Plan

## Statements of Net Assets Available for Benefits
## December 31, 2011 and 2010

### Assets

| | 2011 | 2010 |
|---|---|---|
| **Investments**, at fair value | $ 5,866,792 | $ 5,398,393 |
| **Receivables** | | |
| Notes receivable from participants | 269,520 | 247,414 |
| Accrued interest and dividends receivable | 3,162 | 3,889 |
| **Net Assets Available for Plan Benefits** | $ 6,139,474 | $ 5,649,696 |

# Ameriana 401(k) Plan

## Statements of Changes in Net Assets Available for Benefits
## Year Ended December 31, 2011

| | 2011 | |
|---|---|---|
| **Additions** | | |
| **Investment Income (Loss)** | | |
| Net depreciation in fair value of investments | $ (100,520) | |
| Interest and dividends | 43,879 | |
| Net investment loss | | $ (56,641) |
| **Interest Income From Notes Receivable From Participants** | | 11,588 |
| **Contributions** | | |
| Participants | 427,191 | |
| Employer | 239,998 | |
| Rollovers | 158,678 | |
| | | 825,867 |
| Total additions | | 780,814 |
| **Deductions** | | |
| Benefits paid to participants | 289,366 | |
| Administrative expenses | 1,670 | |
| Total deductions | | 291,036 |
| **Net Increase** | | 489,778 |
| **Net Assets Available for Benefits, Beginning of Year** | | 5,649,696 |
| **Net Assets Available for Benefits, End of Year** | | $ 6,139,474 |

# Ameriana 401(k) Plan

## Notes to Financial Statements
## December 31, 2011 and 2010

## Note 1: Description of the Plan

The following description of Ameriana 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan Document and *Summary Plan Description* for a more complete description of the Plan's provisions, which are available from the Plan Administrator.

### *General*

The Plan was effective April 1, 2008. Prior to this date, the Plan Sponsor participated in a multi-employer plan. The Plan is a defined-contribution plan sponsored by Ameriana Bancorp (Company) for the benefit of its employees who have at least three months of service and are age 21 or older. The Plan is subject to the provisions of the *Employee Retirement Income Security Act of 1974* (ERISA). Delaware Charter Guarantee & Trust Company d/b/a Principal Trust Company is the trustee of the Plan.

The Plan was amended and restated as of April 1, 2011 to consist of two components under IRS Code Section 401(a). One component (non-ESOP component) is intended to qualify as a profit-sharing plan that includes a qualified cash or deferred arrangement under IRS Code Section 401(k) and allows for participant-directed investments other than Company stock. The ESOP component is intended to qualify as a qualified stock bonus plan under Code Section 4975(e)(7) and includes Company stock as the primary investment. The ESOP component has not been utilized during 2011.

### *Contributions*

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions of up to 100% of eligible compensation. Participants may also make Roth elective deferral contributions. Employee rollover and catch-up contributions are also permitted. The Plan is a safe harbor plan and the Company makes qualified matching contributions of 100% of employees' salary deferral amounts on the first 4% of employees' compensation. Company discretionary contributions, including ESOP employer contributions, are determined by the Company's Board of Directors. Contributions are subject to certain limitations.

### *Participant Investment Account Options*

Investment account options available include various funds. Each participant has the option of directing his deferral contributions into any of the separate investment accounts and may change the allocation daily. Subsequent to Plan restatement as of April 1, 2011, employer match contributions to the Plan are only invested in Company stock. Previously, each participant had the option of directing their employer contributions. Participants are limited to a 25% investment in Company stock.

### *Participant Accounts*

Each participant's account is credited with the participant's contribution, the Company's contribution and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

### *Vesting*

Participants are immediately vested in employer and voluntary contributions plus earnings thereon.

### *Payment of Benefits*

Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his account or a joint and survivor annuity. Participants may elect a hardship withdrawal if the participant displays an immediate and heavy financial need. In-service withdrawals are also available after the attainment of age 59 1/2.

### *Notes Receivable From Participants*

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. The number of outstanding loans shall be limited to five per participant. The maximum amount of a participant's loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are generally repayable over a period of five years through payroll withholdings unless the participant is paying the loan in full. All loans bear a reasonable rate of interest as determined by the Plan Administrator based on the prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances.

Notes receivable from participants are reported at the amortized principal balance plus accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Document.

### *Plan Termination*

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

## Note 2: Summary of Significant Accounting Policies

### *Basis of Accounting*

The accompanying financial statements are prepared on the accrual basis of accounting.

### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

### *Valuation of Investments and Income Recognition*

Quoted market prices, if available, are used to value investments. The amounts shown in Note 3 for securities that have no quoted market prices are estimated fair values. The Plan's interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

### *Plan Tax Status*

The Plan has not requested or obtained a determination letter, in which the Internal Revenue Service would state that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, we believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. With a few exceptions, the Plan is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2007.

### *Payment of Benefits*

Benefit payments to participants are recorded upon distribution.

### *Administrative Expenses*

Administrative expenses may be paid by the Company or the Plan, at the Company's discretion.

## Note 3: Investments

The Plan's investments are held by a bank-administered trust fund. The Plan's investments (including investments bought, sold and held during the year) depreciated in fair value as follows:

| | 2011 | |
|---|---|---|
| | Net Depreciation in Fair Value During Year | Fair Value at End of Year |
| Participant-directed | | |
| Mutual funds | $ (92,048) | $ 3,276,936 |
| Common collective funds | 12,415 | 2,429,855 |
| Nonparticipant-directed | | |
| Common stock | (20,887) | 160,001 |
| | $ (100,520) | $ 5,866,792 |

| | 2010 |
|---|---|
| | Fair Value at End of Year |
| Mutual funds | $ 3,225,760 |
| Common collective funds | 2,172,633 |
| | $ 5,398,393 |

The fair value of individual investments that represented 5% or more of the Plan's net assets available for benefits were as follows:

| | 2011 | 2010 |
|---|---|---|
| Principal Trust Income Fund | $ 375,902 | $ 347,082 |
| Principal Trust Target 2030 | 508,731 | 349,320 |
| Principal Trust Target 2020 | 708,279 | 590,940 |
| Principal Trust Target 2010 | 548,393 | 585,883 |
| PIMCO Total Return | 736,516 | 520,472 |
| Principal Global Investors Money Market | 573,415 | 516,913 |
| Edge Asset Management Government and High Quality Bond | 320,809 | 287,238 |
| Capital Research & Management Company American Growth | - | 337,908 |
| Principal Global Investors S&P 500 Index | 542,943 | 592,053 |

Interest and dividends realized on the Plan's investments for the year ended 2011 were $43,879.

## Note 4: Net Assets by Participant and Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the participant and nonparticipant-directed investments is as follows:

| | 2011 | | |
|---|---|---|---|
| | Nonparticipant-Directed | Participant-Directed Funds | Total |
| Additions | | | |
| Investment income | | | |
| Net depreciation in fair value of investments | $ (20,885) | $ (79,635) | $ (100,520) |
| Interest and dividends | 400 | 55,067 | 55,467 |
| Participant contributions | - | 427,191 | 427,191 |
| Employer contributions | 174,632 | 65,366 | 239,998 |
| Rollover contributions | - | 158,678 | 158,678 |
| Transfer | 9,610 | - | 9,610 |
| Total additions | 163,757 | 626,667 | 790,424 |
| Deductions | | | |
| Benefits paid to participants | 3,670 | 285,696 | 289,366 |
| Administrative expenses | 86 | 1,584 | 1,670 |
| Transfer | - | 9,610 | 9,610 |
| Total deductions | 3,756 | 296,890 | 300,646 |
| Net Increase | 160,001 | 329,777 | 489,778 |
| Net Assets Available for Benefits, Beginning of Year | - | 5,649,696 | 5,649,696 |
| Net Assets Available for Benefits, End of Year | $ 160,001 | $ 5,979,473 | $ 6,139,474 |

## Note 5: Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

The Plan invests in certain funds of the Plan trustee. The Plan paid $1,670 of recordkeeping fees to Principal Trust Company during the year ended December 31, 2011. The Company provides certain administrative services at no cost to the Plan.

## Note 6: Reconciliation of Financial Statements to Form 5500

Differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service and the accompanying financial statements include the reporting of accrued interest and dividends receivable. Accrued interest and dividends are included in the balance of individual mutual fund investments and participant loans on Form 5500 while being excluded from the balance of individual mutual funds and participant loans and reported on a separate line in the accompanying financial statements.

## Note 7: Fair Value of Plan Assets

ASC Topic 820, *Fair Value Measurements*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also specifies a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

**Level 1** Quoted prices in active markets for identical assets or liabilities

**Level 2** Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

**Level 3** Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

### *Investments*

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include mutual funds and Company stock. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include the common collective trust funds. The Plan currently holds no Level 3 securities.

Following is a description of the valuation methodologies and inputs used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

*Common collective funds*: Valued at the net asset value (NAV) of shares held by the Plan at year end. Shares may be redeemed on a daily basis as there are no restrictions on the frequency of redemptions.

*Investment objectives*:

Principal Trust Income Fund - To seek current income and, as a secondary objective, capital appreciation

Principal Trust Target 2010 - 2050 Funds - To seek total return consisting of long-term growth of capital and current income, consistent with the investment strategy of an investor who expects to retire in the year of the fund name

The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2011 and 2010:

| | | 2011 Fair Value Measurements Using | | |
|---|---|---|---|---|
| | Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Mutual funds | | | | |
| Large U.S. equity | $ 906,526 | $ 906,526 | $ - | $ - |
| Small/mid U.S. equity | 417,540 | 417,540 | - | - |
| International equity | 322,130 | 322,130 | - | - |
| Short-term fixed income | 573,415 | 573,415 | - | - |
| Fixed income | 1,057,325 | 1,057,325 | - | - |
| Common collective funds | 2,429,855 | - | 2,429,855 | - |
| Common stock | 160,001 | 160,001 | - | - |
| | $ 5,866,792 | $ 3,436,937 | $ 2,429,855 | $ - |

| | 2010 | | | |
|---|---|---|---|---|
| | | Fair Value Measurements Using | | |
| | Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Mutual funds | | | | |
| Large U.S. equity | $ 1,043,081 | $ 1,043,081 | $ - | $ - |
| Small/mid U.S. equity | 523,870 | 523,870 | - | - |
| International equity | 334,186 | 334,186 | - | - |
| Balanced/asset allocation | 516,913 | 516,913 | - | - |
| Short-term fixed income | 807,710 | 807,710 | - | - |
| Common collective funds | 2,172,633 | - | 2,172,633 | - |
| | $ 5,398,393 | $ 3,225,760 | $ 2,172,633 | $ - |

## Note 8: Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits.

The current protracted economic decline continues to present retirement plans with difficult circumstances and challenges, which in some cases have resulted in large declines in the fair value of investments. The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

## SUPPLEMENTARY INFORMATION

# Ameriana 401(k) Plan

## Employer Identification Number: 35-0377080 Plan Number: 001
## Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
## December 31, 2011

| (a)(b) Identity of Issuer | (c) Description of Investment | (d) Cost | (e) Current Value |
|---|---|---|---|
| **Mutual Funds** | | | |
| PIMCO Total Return | 67,757 shares | $ 748,246 | $ 736,516 |
| *Principal Global Investors Real Estate Securities | 1,628 shares | 26,851 | 27,913 |
| *Principal Global Investors Money Market | 573,415 shares | 573,415 | 573,415 |
| Edge Asset Management Government and High Quality Bond | 28,415 shares | 311,517 | 320,809 |
| Prudential Midcap Growth A Fund | 2,685 shares | 72,968 | 74,616 |
| Capital Research & Management Company American World Growth | 3,905 shares | 127,535 | 124,753 |
| Excelsior Value and Restructure Fund | 2,282 shares | 105,450 | 101,450 |
| Fidelity Advisors Small Cap | 2,260 shares | 50,810 | 46,823 |
| Capital Research & Management Company American Growth | 9,253 shares | 252,707 | 262,133 |
| *Principal Global Investors S&P 400 Index | 11,159 shares | 156,914 | 148,306 |
| *Principal Global Investors S&P 500 Index | 61,419 shares | 539,176 | 542,943 |
| *Principal Global Investors International Emerging Markets | 4,722 shares | 101,720 | 101,983 |
| *Principal Global Investors Diversified International | 10,791 shares | 124,078 | 95,394 |
| *Principal Global Investors Small Cap Value | 593 shares | 7,506 | 8,709 |
| *Principal Global Investors S&P 600 Index | 6,296 shares | 100,994 | 101,676 |
| Goldman Sachs Mid Cap Value | 767 shares | 9,072 | 9,497 |
| | | 3,308,959 | 3,276,936 |
| **Common Collective Funds** | | | |
| *Principal Trust Income Fund | 29,953 shares | 356,016 | 375,902 |
| *Principal Trust Target 2050 | 4,047 shares | 58,194 | 57,750 |
| *Principal Trust Target 2040 | 16,398 shares | 230,815 | 230,800 |
| *Principal Trust Target 2030 | 35,766 shares | 515,006 | 508,731 |
| *Principal Trust Target 2020 | 51,315 shares | 695,162 | 708,279 |
| *Principal Trust Target 2010 | 40,511 shares | 526,439 | 548,393 |
| | | 2,381,632 | 2,429,855 |
| **Ameriana Bancorp common stock** | 40,404 shares | 178,545 | 160,001 |
| ***Participant Loans** | 4.25% - 9.25% | 269,520 | 269,520 |
| | | $ 6,138,656 | $ 6,136,312 |

*Party-in-interest

# Ameriana 401(k) Plan

## Employer Identification Number: 35-0377080 Plan Number: 001
## Schedule H, Line 4j - Schedule of Reportable Transactions
## Year Ended December 31, 2011

| (a) Identity of Party Involved | (b) Description of Assets | (c) Purchase Price | (d) Selling Price | (g) Cost of Asset | (h) Current Value of Asset on Transaction Date | (i) Net Gain or (Loss) |
|---|---|---|---|---|---|---|
| Issuer | Ameriana Bancorp common stock (includes participant-directed and nonparticipant-directed funds) | | | | | |
| | Purchases | $ 197,322 | | $ 197,322 | $ 197,322 | |
| | Sales | | $ 16,434 | 18,777 | 16,434 | $ (2,343) |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2012

**Ameriana 401(k) Plan**

By: ______________________
Plan Administrator

## Consent of Independent Registered Public Accounting Firm

BKD LLP
CPAs & Advisors

201 N. Illinois Street, Suite 700
P.O. Box 44998
Indianapolis, IN 46244-0998
317.383.4000 Fax 317.383.4200 www.bkd.com

# Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of Ameriana Bancorp on Form S-8 (File Number 333-173278) of our report dated June 27, 2012, on the financial statements of Ameriana 401(k) Plan for the year ended December 31, 2011, which report is included in its Annual Report on Form 11-K.

BKD, LLP

**BKD, LLP**

Indianapolis, Indiana
June 27, 2012